December 4, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Jonathan E. Gottlieb

Re:           Blue Valley Ban Corp (the “Company”)
Registration Statement on Form S-1
File No. 333-191058

To the Commission:

Today the Company filed via EDGAR a Post-Effective Amendment to its Registration Statement on Form S-1 (the “Registration Statement”) for the purpose of making certain non-material changes related to the procedures for the rights offering.  Given the minor scope of the changes, and in light of prior conversations regarding the Company’s desire to initiate the rights offering, the Company intends to file later today an Acceleration Request seeking to be declared effective on Friday December 6, 2013.

Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153 with any questions regarding this letter.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais